SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Change in Revenues or Income by more than 15%

Korean GAAP Consolidated Financial Data

(Unit: KRW B)

Items	2007	2006	YoY Change	%
A. Financial Performance
Revenues	14,352	10,624	3,728	35.1%
Operating Income	1,504	-879	2,383	—
Ordinary Income	1,543	-1,021	2,564	—
Net Income	1,344	-769	2,113	—

B. Financial Position
Total Assets	13,780	13,488	292	2.2%
Total Liabilities	5,491	6,598	-1,107	-16.8%
Capital Stock	1,789	1,789	—	—
Total Shareholders’ Equity	8,289	6,890	1,399	20.3%
Total Shareholders’ Equity / Capital Stock	463.3%	385.1%

Korean GAAP non-consolidated information is included for the convenience of investors as below.

(Unit: KRW B)

Items	2007	2006	YoY Change	%
A. Financial Performance
Revenues	14,163	10,201	3,962	38.8%
Operating Income	1,491	-945	2,436	—
Ordinary Income	1,546	-1,024	2,570	—
Net Income	1,344	-769	2,113	—

B. Financial Position
Total Assets	13,394	12,816	578	4.5%
Total Liabilities	5,105	5,926	-821	-13.9%
Capital Stock	1,789	1,789	—	—
Total Shareholders’ Equity	8,289	6,890	1,399	20.3%
Total Shareholders’ Equity / Capital Stock	463.3%	385.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 15, 2008	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/President & Chief Financial Officer